SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 22, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Status of Sony Group Manufacturing Operations in Japan Affected by Pacific Coast of Tohoku Earthquake, Tsunami and Related Power Outages.

1-7-1 Konan, Minato-ku
Press Information	Tokyo 108-0075

March 22, 2011

Sony Corporation

Status of Sony Group Manufacturing Operations in Japan
 Affected by Pacific Coast of Tohoku Earthquake, Tsunami and Related Power Outages

(Tokyo, March 22, 2011) – Sony Corporation (“Sony” or the “Company”) today provided an update on the status of Sony Group manufacturing operations in Japan affected by the March 11 Pacific Coast of Tohoku Earthquake, tsunami, and related power outages, as of 10 a.m., March 22, 2011 (JST).

First, Sony has confirmed the safety of all of its and its group companies’ employees in the region affected by the earthquake and tsunami.  Second, as set forth more fully below, the Company has resumed manufacturing operations at several of the manufacturing sites where manufacturing operations had been suspended as a result of damage caused by the earthquake, tsunami and related power outages.   Recovery plans to resume operations at most of the remaining manufacturing sites damaged by the earthquake and tsunami have already begun to be implemented.  At the same time, manufacturing operations at certain manufacturing sites that sustained no direct damage are now being affected by planned power outages as well as shortages of raw materials and components, causing those sites to temporarily suspend a part of their operations.  The current situation of each manufacturing site of Sony Group in Japan is set forth below.

The Company is continuing to evaluate the full impact of the earthquake, tsunami and related power outages on Sony’s businesses and consolidated financial results.

(Inside of <   > are major production items of each site.)

【Resumed or Partially Resumed Manufacturing Operations after Suspension due to the Earthquake, Tsunami and Related Power Outages】

●	Sony Manufacturing Systems Corporation, Kuki Plant (Saitama Prefecture) <Surface mounting equipments, etc.> - Resumed on March 15, 2011.

●	Sony Chemical & Information Device Corporation, Kanuma Plant (Tochigi Prefecture) <Bonding Materials, Optics Materials, etc.> - Partially Resumed on March 15, 2011.

●	Sony Energy Devices Corporation, Tochigi Plant (Tochigi Prefecture) <Lithium ion secondary batteries, etc.> - Partially Resumed on March 22, 2011.

【Manufacturing Operations Suspended due to the Earthquake, Tsunami and Related Power Outages】

While manufacturing operations at the following manufacturing sites remain suspended, the Company has begun inspection, restoration and repair of affected buildings and manufacturing equipment:

●	Sony Chemical & Information Device Corporation

➢	Tagajyo Plant (Miyagi Prefecture) <Magnetic tapes, Blu-ray discs, etc.>

➢	Tome Plant, Nakada/Toyosato Sites (Miyagi Prefecture) <Optical devices, IC cards, etc.>

●	Sony Shiroishi Semiconductor Inc. (Miyagi Prefecture) <Semiconductor lasers.>

●	Sony Energy Devices Corporation, Koriyama Plant (Fukushima Prefecture) <Lithium ion secondary batteries, etc.>

●	Sony Energy Devices Corporation, Motomiya Plant (Fukushima Prefecture) <Lithium ion secondary batteries, etc.>

●	Sony DADC Japan Inc., Ibaraki Facility (Ibaraki Prefecture) <CDs, DVDs, etc.>

【Manufacturing Operations Temporarily Suspended primarily due to planned power outage, now Resuming Intermittently】

The Company is intermittently resuming manufacturing operations at the following site on March 22, 2011, which had no direct damage caused by the earthquake and tsunami but had suspended operations temporarily primarily due to planned power outages.  However, it may have to suspend manufacturing operations temporarily again, depending on the planned power outage situation.

●	Sony EMCS Corporation

➢	Kisarazu Technology Center (Chiba Prefecture) <Blu-ray disc recorder, home audio, etc.>

【Manufacturing Operations Scheduled to be Temporarily Suspended Depending on Availability of Raw Materials and Components】

While the following manufacturing sites were not directly damaged by the earthquake and tsunami, the Company plans to temporarily suspend certain parts of its manufacturing operations at these sites on and after March 22 through March 31, 2011, depending on the availability of necessary raw materials and components.  The Company intends to resume manufacturing operations at each of those sites as it secures raw materials and components.

●	Sony EMCS Corporation

➢	Tokai Technology Center, Kosai Site (Shizuoka Prefecture) <Broadcast and professional equipment>

➢	Tokai Technology Center, Kohda Site (Aichi Prefecture) <Camcorders, digital still cameras, etc.>

➢	Tokai Technology Center, Minokamo Site (Gifu Prefecture) <Lens for digital single-lens reflex cameras, cell phones, etc.>

➢	Tokai Technology Center, Inazawa Site (Aichi Prefecture) <LCD TVs, etc.>

●	Sony/Taiyo Corporation (Oita Prefecture) <Microphones, headphones, etc.>

At this time, Sony will endeavor to maintain supplies of the listed products in the market through reliance on existing inventory, to the extent available.  While Sony is making every effort to resume normal operations at these sites, in the event shortages of necessary raw materials and components at these sites will continue, the Company is considering alternatives, including possibly temporarily shifting certain manufacturing operations overseas.

【Manufacturing Operations at Other Sites】

All manufacturing sites in Japan other than those described above are currently maintaining normal operations and plan to continue such operations, although the Company will continue to monitor the availability of raw materials and components for their operations.

Media Inquiries:

Corporate Communications, Sony Corporation

Tel: +81-(0)3-6748-2200 / Fax: +81-(0)3-6748-2061

E-mail: sony.pressroom@sony.co.jp